UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

October 31, 2008

Company name:		Mizuho Trust & Banking Co., Ltd. (“MHTB”)
Representative:	Name:	NONAKA, Takashi
	Title:	President & CEO
Stock code number:		8404 Tokyo Stock Exchange (First Section); Osaka Securities Exchange (First Section)

Parent Company name:		Mizuho Financial Group, Inc. (“MHFG”)
Representative:	Name:	MAEDA, Terunobu
	Title:	President & CEO
Stock code number:		8411 Tokyo Stock Exchange (First Section); Osaka Securities Exchange (First Section)

For Immediate Release

Revision of Earnings Estimates for the Second Quarter (Accumulated Period)

and the Full Year of Fiscal 2008 (Fiscal Year Ending March 31, 2009)

MHTB hereby revises its earnings estimates (consolidated and non-consolidated) for the second quarter (accumulated period) and the full year of the fiscal year ending March 31, 2009, as described below.

1. Revision of Earnings Estimates for Fiscal 2008

(1) The Second Quarter (Accumulated Period) of Fiscal 2008 (April 1 to September 30, 2008)

	(Billions of yen, %)
	Consolidated			Non-Consolidated
	Ordinary Income	Ordinary Profits	Net Income	Ordinary Income	Ordinary Profits	Net Income
Previous Estimates (A) (*)	120.0	16.5	9.0	105.0	17.0	11.0
Revised Estimates (B)	120.0	5.0	4.5	102.0	4.0	3.5
Net Change (B-A)	—	-11.5	-4.5	-3.0	-13.0	-7.5
Rate of Change (%)	—	-69.6%	-50.0%	-2.8%	-76.4%	-68.1%
* Figures released on September 16, 2008

(2) Full Year of Fiscal 2008 (April 1, 2008 to March 31, 2009)

	(Billions of yen, %)
	Consolidated			Non-Consolidated
	Ordinary Income	Ordinary Profits	Net Income	Ordinary Income	Ordinary Profits	Net Income
Previous Estimates (A) (*)	250.0	71.0	55.0	220.0	67.0	55.0
Revised Estimates (B)	235.0	35.0	20.0	205.0	33.5	20.0
Net Change (B-A)	-15.0	-36.0	-35.0	-15.0	-33.5	-35.0
Rate of Change (%)	-6.0%	-50.7%	-63.6%	-6.8%	-50.0%	-63.6%
* Figures released on May 15, 2008

2. Reasons for the Revision

Ordinary Profits and Net Income for the second quarter (accumulated period) of Fiscal 2008 on both a consolidated basis and a non-consolidated basis are revised downward mainly due to an estimated decrease in Net Business Profits (before credit costs for trust accounts and provision for general reserve for possible losses on loans).

The earnings estimates for the full year of Fiscal 2008 are also revised in line with the business trend in the second quarter (accumulated period) of Fiscal 2008.

This immediate release contains forward-looking statements that are based on our current expectations, including estimates and forecasts, and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, and the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations. This statement does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

Contact: Mizuho Trust & Banking Co., Ltd .Corporate Planning Dept. Tel: 81-3-3274-9015

(Reference Material)

Summary of Earnings Estimates for Fiscal 2008 (Non-consolidated)

1. The Second Quarter (Accumulated Period) of Fiscal 2008 (April 1 to September 30, 2008)

	(Billions of yen, %)
	Previous Estimates (September 2008) (A)	Revised Estimates (B)	Net Change (B)-(A)
Net Business Profits (*)	34.0	24.0	-10.0
Ordinary Profits	17.0	4.0	-13.0
Net Income	11.0	3.5	-7.5

Net Gains (Losses) Related to Stocks		-4.0
Credit-related Costs		-9.0

*	Net Business Profits before Credit-related Costs for Trust Accounts and Reversal of (Provision for) General Reserve for Possible Losses on Loans. The corresponding figure in “Previous Estimates” was released in May 2008.

2. Full Year of Fiscal 2008 (April 1, 2008 to March 31, 2009)

	(Billions of yen, %)
	Previous Estimates (May 2008) (A)	Revised Estimates (B)	Net Change (B)-(A)
Net Business Profits	80.0	60.0	-20.0
Ordinary Profits	67.0	33.5	-33.5
Net Income	55.0	20.0	-35.0

Net Gains (Losses) Related to Stocks		-5.5
Credit-related Costs	-5.0	-15.0	-10.0

Net Business Profits are estimated to be approximately JPY 24.0 billion for the second quarter (accumulated period) and approximately JPY 60.0 billion for the full year mainly due to a decrease in gross profits from Trust & Asset Management Businesses.

Net Gains (Losses) Related to Stocks are estimated to be approximately JPY -4.0 billion for the second quarter (accumulated period) and approximately JPY -5.5 billion for the full year mainly due to devaluation of stocks caused by large declines in stock markets.

Credit-related Costs are estimated to be approximately JPY -9.0 billion for the second quarter (accumulated period) and approximately JPY -15.0 billion for the full year, mainly due to the recording of costs in relation to claims against Lehman Brothers Holdings Inc.

Net Income is estimated to be approximately JPY 3.5 billion for the second quarter (accumulated period) and approximately JPY 20.0 billion for the full year based on the above and other factors.